Provident Senior Living Trust
600 College Road East, Suite 3400
Princeton, NJ 08540
(609) 720-0825

June 6, 2005

VIA ELECTRONIC FILING AND FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Provident Senior Living Trust
Withdrawal of Registration Statement on Form S-11, as amended
Registration No. 333-120206

Ladies and Gentlemen:

Provident Senior Living Trust, a Maryland REIT (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-120206), together with all amendments and exhibits thereto (the “Registration Statement”).

The Company requests the withdrawal of the Registration Statement because the Company is being acquired by Ventas, Inc. through a merger transaction. The Registration Statement has not been declared effective by the Commission, and none of the securities covered by the Registration Statement have been sold thereunder.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable. The Company also requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited for future use to the account of Ventas, Inc., as successor to the Company.

If you have any questions regarding the foregoing application for withdrawal, please contact J. Gerard Cummins of Sidley Austin Brown & Wood LLP, outside counsel to the Company, at (212) 839-5374. Please fax a copy of the order granting the withdrawal request to Mr. Cummins at (212) 839-5599 (facsimile).

Sincerely,

/s/ Darryl W. Copeland, Jr.

Darryl W. Copeland, Jr.
President and Chief Executive Officer

cc: Mr. Owen Pinkerton (SEC- via facsimile)